

April 8, 2015

Via E-mail
Thomas Gdowski
President and Chief Executive Officer
Equitable Financial Corp.
113 North Locust Street
Grand Island, NE 68801

> **Re:** **Equitable Financial Corp.**
> **Registration Statement on Form S-1**
> **Filed March 12, 2015**
> **File No. 333-202707**

Dear Mr. Gdowski:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

How We Intend to Use the Proceeds from the Offering, page 32

1. The percentage distribution of net proceeds in the minimum column appears to total more than 100% of the proceeds. Please revise the table or add a note explaining the calculations. We note that you disclose on page 8 that you intend to distribute net proceeds of 50% or approximately $4,650 to Equitable Bank based on the sale of 1,275,000 shares at $8.00 per share. In this regard, it would appear appropriate to revise the tabular presentation of the amount retained by New Equitable to be $4,038. In addition, a revision to the related tabular presentation of the pro forma equity capital and regulatory capital of Equitable Bank and the reconciliation of capital infused into Equitable Bank appearing on page 36 – Historical and Pro Forma Regulatory Capital Compliance appears necessary to indicate a pro forma increase of $3,680 consistent with Note 1 on page 32 of the amount of net proceeds retained by New Equitable of $3.6 million at the minimum of the offering range.

Capitalization, page 37

2. Please tell us how you determined the amount of deposits and borrowed funds for Old Equitable Historical at December 31, 2014 as these amounts are not consistent with the amounts presented in the Consolidated Balance Sheet.

Pro Forma Data, page 39

3. Please revise your disclosure on page 40 to reflect, if true, that you intend to contribute at least 50% of the net proceeds from the stock offering to the Bank and up to as much as 56%. In this regard, we note the table on page 32.

Notes to Pro Forma Data, page 42

4. The stock awards amounts at all range levels for the six months ended 12/31/2014 are inconsistent with the Note 2 assumptions on page 42. Please revise to state that the table assumes that (ii) 10% of the amount contributed to the plan is amortized as an expense during the six months ended December 31, 2014.

Business of Old Equitable and Equitable Bank

Sources of Funds

Borrowings, page 87

5. Please revise the weighted average rates during the period in the tabular presentation of Federal Home Loan Bank Advances to be consistent with the amounts presented in the average balance sheets appearing on pages 53 and 54 or advise.

The Conversion and Offering

General, page 107

6. We note your disclosure that the plan of conversion and reorganization was adopted on March 3, 2015. However, the adoption date disclosed in Note 17 – Subsequent Event on page F-53 is March 2, 2015. Please revise as appropriate.

Comparison of Stockholders' Rights for Existing Stockholders of Equitable Financial Corp.

Dissenters' Rights of Appraisal, page 133

7. Please do not qualify your discussion of the dissenters' rights by reference to the Maryland General Corporation Law. Revise to state that all material information has been discussed.

<u>Consolidated Financial Statements</u>

<u>Notes to Consolidated Financial Statements</u>

<u>Note 10 – Income Taxes, page F-42</u>

8. Please disclose the nature and amounts of the Other, net in your reconciliation of total income tax expense. Please also tell us the nature, the related amounts and the fiscal periods of the one-time adjustments. Please refer to ASC 740-10-50-12.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

   You may contact Chris Harley at (202) 551-3695 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3338 with any other questions.

            Sincerely,

            /s/ Dietrich King

            Dietrich King
            Assistant Director

cc: Via E-mail
   David Routh
   Cline Williams Wright Johnson & Oldfather LLP